Exhibit 11.1

U.S. Restaurant Properties, Inc.
Earnings Per Share Computation

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except per share amounts)	2002	2001	2002	2001

Net income (loss) from continuing operations before discontinued operations and extraordinary item	$3,762	$(861)	$8,608	$(18,618)
Dividends on preferred stock	(1,776)	(1,776)	(5,327)	(5,327)
Net income (loss) from continuing operations	1,986	(2,637)	3,281	(23,945)
Income from discontinued operations	995	49	1,367	14
Extraordinary loss	—	—	—	(340)
Net income (loss) allocable to common stockholders	$2,981	$(2,588)	$4,648	$(24,271)

Basic and diluted net income (loss) per share:
Income (loss) from continuing operations	$0.10	$(0.14)	$0.17	$(1.34)
Income (loss) from discontinued operations	0.05	—	0.07	—
Extraordinary loss	—	—	—	(0.02)
Net income (loss) per share allocable to common stockholders	$0.15	$(0.14)	$0.24	$(1.36)

Weighted average shares outstanding
Basic	19,737	17,964	19,606	17,796
Diluted	19,824	17,964	19,741	17,796